UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

Z Trim Holdings, Inc.
(Name of Issuer)

Common Stock, $0.00005 Par Value
(Title of Class of Securities)

988924205
(CUSIP Number)

Edward B. Smith, III c/o Brightline Capital Management, LLC 1120 Avenue of the Americas Suite 1505 New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,939,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,939,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,939,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.1%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nick Khera

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,939,857

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,939,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,939,857

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward B. Smith, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

202,200

8.	SHARED VOTING POWER

30,939,857

9.	SOLE DISPOSITIVE POWER

202,200

10.	SHARED DISPOSITIVE POWER

30,939,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,142,057

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.6%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Ventures I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,446,221

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,446,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,446,221

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Ventures I-B, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,493,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,493,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,493,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	988924205

Item 1.	Security and Issuer.

The name of the issuer is Z Trim Holdings, Inc., an Illinois corporation (the "Issuer").  The address of the Issuer's offices is 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.00005 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) Brightline Capital Management, LLC, a Delaware limited liability company ("Brightline Capital"), Nick Khera, a United States citizen, each beneficially own 67.1% of the Shares, (ii) Edward B. Smith, III, a United States citizen, beneficially owns 67.6% of the Shares, (iii) Brightline Ventures I, LLC, a Delaware limited liability company ("Brightline Ventures I"), beneficially owns 63.9% of the Shares and (iv) Brightline Ventures I-B, LLC, a Delaware limited liability company ("Brightline Ventures I-B"), beneficially owns 9.0% of the Shares.  Brightline Capital, Brightline Ventures I, Brightline Ventures I-B, Mr. Khera, and Mr. Smith are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for Brightline Ventures I, Brightline Ventures I-B, Mr. Khera and Mr. Smith is c/o Brightline Capital Management, LLC, 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.  The principal business address for Brightline Capital is 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.

(c)	Messrs. Khera and Smith are the managing members of Brightline Capital, an investment management firm that serves as the investment manager of Brightline Ventures I and Brightline Ventures I-B.

(d)	Messrs. Khera and Smith have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Shares by Brightline Capital, which are held in the accounts of Brightline Ventures I and Brightline Ventures I-B, came from the working capital of Brightline Ventures I and Brightline Ventures I-B, over which Messrs. Khera and Smith, through their roles at Brightline Capital, exercise investment discretion.  No borrowed funds were used to purchase the Common Shares from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.  The total cost for the Common Stock purchased on May 8, 2012 by Brightline Ventures I-B was $1,117,067.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Brightline Capital and Mr. Khera may be deemed to be the beneficial owners of 30,939,857 Shares, constituting 67.1% of the Shares, (ii) Mr. Smith may be deemed to be the beneficial owner of 31,142,057 Shares, constituting 67.6% of the Shares, (iii) Brightline Ventures I may be deemed to be the beneficial owner of 29,446,221 Shares, constituting 63.9% of the Shares and (iv) Brightline Ventures I-B may be deemed to be the beneficial owner of 1,493,636 Shares, constituting 9.0% of the Shares, each of (i), (ii) and (iii) being based upon 46,081,567* Shares outstanding as of the date hereof and (iv) being based upon 16,635,346 Shares outstanding as of the date hereof, as reported in the Issuer's Form 10-K, filed on April 10, 2012.

Brightline Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 30,939,857 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 30,939,857 Shares.

Mr. Khera has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 30,939,857 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 30,939,857 Shares.

Mr. Smith has the sole power to vote or direct the vote of 202,200 Shares; has the shared power to vote or direct the vote of 30,939,857 Shares; has the sole power to dispose or direct the disposition of 202,200 Shares; and has the shared power to dispose or direct the disposition of 30,939,857 Shares.

Brightline Ventures I has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,446,221 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 29,446,221 Shares.

Brightline Ventures I-B has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,493,636 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,493,636 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at April 2, 2012, as reported in the Issuer's Form 10-K, filed on April 10, 2012, as adjusted to reflect the total number of derivative securities that Brightline Ventures can convert or exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Annex B: Transactions by the Reporting Persons since prior 13D Amendment

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2012
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

By:	/s/ Nick Khera
Nick Khera

By:	/s/ Edward B. Smith, III
Edward B. Smith, III

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 8, dated May 9, 2012, relating to the Common Stock, $0.00005 par value of Z Trim Holdings, Inc. shall be filed on behalf of the undersigned.

May 9, 2012
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

By:	/s/ Nick Khera
Nick Khera

By:	/s/ Edward B. Smith, III
Edward B. Smith, III

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Annex B

Transactions by the Reporting Persons since prior 13D Amendment

Date of Transaction	No. of Common Shares Purchased/(Sold)	Price per Share

5/8/2012	744,711	$1.50

SK 25128 0004 1289997